DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Paul J. McElroy, Esquire
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue
Washington, DC 20006-5805

Re: The New Ireland Fund, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Mr. McElroy:

In a letter dated February 3, 2004, you notified the staff of the Securities and Exchange Commission of the intent of The New Ireland Fund, Inc. to omit from its proxy materials for its 2004 annual meeting the shareholder proposal and supporting statement submitted by Opportunity Partners, L.P. (the "Proponent").[1] The Proposal states:

> **RESOLVED:** The shareholders of The New Ireland Fund (the "Fund") request the Board of Directors to promptly take the steps necessary to open end the Fund or otherwise enable shareholders to realize net asset value ("NAV") for their shares.

You request our assurances that we would not recommend enforcement action if the fund omits the proposal and supporting statement in their entirety. If we disagree that the entire proposal and supporting statement may be excluded, you request that we permit the fund to exclude the entire supporting statement or require the revision of the statement to correct or delete certain false and misleading statements pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934. This rule permits a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9 under that Act, which prohibits materially false and misleading statements in proxy soliciting materials. You assert that the supporting statement includes statements that are false and misleading both for the statements it contains and the information it omits.

We are unable to concur with your view that the fund may omit either the proposal or the supporting statement in their entirety under Rule 14a-8(i)(3) under the Exchange Act.

[1] On February 18, 2004, we received and considered a letter from the Proponent, dated February 9, 2004, responding to the fund's no-action request.

Although there may be some basis for your belief that portions of the supporting statement may violate Rule 14a-9 under that Act, we believe that the Proponent may cure the potential violations by amending the supporting statement. In our view, the Proponent should:

- Modify the third sentence of the first paragraph to identify what the $12.43 price represents (*e.g.*, clarify whether the $12.43 represents the closing price on September 30, 2003);
- Modify the last sentence of the first paragraph to reflect that only if the fund was operating as an open-end fund on September 30, 2003, would redeeming shareholders have received NAV of $15.28 per share;
- Modify the third sentence of the second paragraph: (1) to provide the information necessary to identify and locate the Dow Jones news article referenced; and (2) to clarify that shareholders will "get out at a profit" only if the proceeds (after deducting any applicable redemption fees) are greater than the amount they paid for those shares (including any sales charges or commissions).

Accordingly, unless the Proponent provides the fund with a supporting statement revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if the fund omits only these portions of the Proponent's supporting statement from its proxy materials in reliance on Rule 14a-8(i)(3).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 942-0653.

Sincerely,

Christian T. Sandoe
Senior Counsel
Office of Disclosure and Review

cc: Opportunity Partners, L.P.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-202-956-7500
FACSIMILE: 1-202-293-6330
WWW.SULLCROM.COM

1701 Pennsylvania Avenue, N.W.
Washington, D.C. 20006-5805

NEW YORK • LOS ANGELES • PALO ALTO
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

February 3, 2004

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel

Re: The New Ireland Fund, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing as counsel to The New Ireland Fund, Inc. (the "Fund"), a Maryland corporation registered as a closed-end management investment company under the Investment Company Act of 1940, as amended (the "Act"). The Fund received in the form of a letter, dated October 1, 2003, a shareholder proposal and related supporting statement (collectively, the "Proposal") from Opportunity Partners, L.P. (the "Proponent") for inclusion in the Fund's proxy materials for its 2004 Annual Meeting of Stockholders ("Proxy Statement"). We are writing to request that you concur in the Fund's opinion that the Proposal may be properly omitted from the Fund's Proxy Statement and request your confirmation that the Commission staff will not recommend the Commission take action by reason of the omission. By copy of this letter, the Fund hereby notifies the Proponent of the Fund's intention to omit the Proposal from the Fund's Proxy Statement.

Enclosed for filing with the Securities and Exchange Commission pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, are six copies of each of (i) the Proponent's shareholder proposal and related supporting statement comprising the Proposal and (ii) this letter, stating the Fund's intention to omit the Proposal from its Proxy Statement.

The Proposal's supporting statement is contrary to Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) provides that a company may exclude a proposal from its proxy statement and form of proxy if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits proxy materials from containing statements that are false or misleading with respect to any material fact or from omitting to state a material fact necessary in order to make the statements therein not false or misleading. As discussed below, the Fund believes the Proposal is false and misleading, both for the statements it contains and the information it omits.

Misleading use of specific dollar amounts. In the opening paragraph of the supporting statement of the Proposal, Proponent reports that on September 30, 2003 the discount of the Fund's share price to its NAV was 18.7%. That is the last mention of a date of reference within the Proposal. The Proponent next states: "That means that a shareholder wishing to sell shares would only receive $12.43 per share." The Proponent's statement as to what a shareholder "would . . . receive" misleads the reader by failing to tie the assertion to a reference date, and by equating a *closing price* per share of the Fund with the (unknown) price that a willing buyer would pay for some (unknown) quantity of a seller's shares. The last sentence of the first paragraph of the supporting statement reads: "If the Fund were open-ended, he [i.e., a shareholder wishing to sell shares] would receive the NAV or $15.28 per share." The Proponent fails to tie the stated price to a reference date.

The Proponent dispenses with time references in order to use the dollar amounts of "$12.43" and "$15.28" throughout the supporting statement in an effort to bolster artificially his arguments for open-ending ("Since $15.28 is so much more that [sic] $12.43, open-ending the Fund means a higher stock price for every shareholder"; and "...they need to convince you that you are better off owning a stock worth $12.43 than one worth $15.28"). To serve his rhetoric, the Proponent has transformed the stated dollar amounts from an example of a discount level on a particular date into an immutable measure of the purported advantage of open-ending the Fund. The specific dollar amounts are referred to so often in the Proposal – unfettered by ties to any specific timeframe – that a reader could infer that they constitute predictions as to specific future market values, in violation of Rule 14a-9. (*See* Note (a) thereto.)

"Dow Jones news story" quotation is misleading and omits material information. In the second paragraph of the supporting statement of the Proposal, the Proponent speculates on why "management" may oppose open-ending the Fund:

"Why? A Dow Jones news story a few years back revealed what we think is the reason: 'It gives shareholders a way to get out at a profit, and so threatens the company's management fees.'"

Because this citation lacks critical information – viz., the author's name, the name of the periodical, the date of publication – the Fund and the readers of the Proposal have no opportunity to confirm the quoted statement or to examine the circumstances under which it was made. The Proposal thus omits to state material information. The Fund strongly believes that the Proponent should be prohibited from being able to hide behind this quotation of unknown provenance. The Proponent should not be allowed to assert that shareholders may "get out at a profit" through open-ending and should not be relieved of the burden of having to substantiate, or qualify, that assertion with facts. To allow the Proponent's use of the quotation would be tantamount to permitting the Proponent to do indirectly what it is prohibited from doing directly.

After quoting the assertion from this 'news story', the Proponent asks: "But what manager is going to admit that?" An admission relates to matters of <u>fact</u>. But the quoted statement is not factual; it is opinion tendered, but not substantively supported, by the Proponent. The Proponent misleads the reader in suggesting that an investment adviser should "admit" an unsubstantiated <u>opinion</u>. An investment adviser or anyone else may agree with an opinion in whole, in part or not at all. For example, an adviser may well agree that if shareholders "get out" of an open-end fund such that share redemptions exceed share purchases, then that fund's net assets will be reduced, as will be the amount of the adviser's fees paid as a percentage of net assets. If the Proponent's quotation is stripped to its essence in this fashion, however, nothing remains of the sizzle and innuendo on which the Proponent so heavily bases its argument.

<u>*Cynical and provocative rhetoric impugns character, integrity and reputation of the Board and the investment adviser*</u>. The Proponent asserts, in the voice of the 'new story' quotation, that open-ending "threatens the company's management fees". This assertion is misleading on at least two counts. First, the use of the word "threatens" suggests that an investment adviser's resistance to the proposal to open-ending is inevitable, in utter disregard of the fiduciary duties owed by the adviser to the Fund and its shareholders. The Fund strongly believes that this insidious suggestion impugns the character and integrity of the Fund's investment adviser, as well as that the Fund's Board of Directors, which hires the adviser and has ongoing responsibility to review the adviser's performance and decide whether to continue the adviser's employment.

Second, the reference to the "*company's* management fees" (emphasis added) is but one example in a long list of ways in which the Proponent attempts to blur the distinction between the Fund and its Board of Directors, on the one hand, and the

Fund's investment adviser, on the other hand. The Proposal alternately and confusingly refers to "management", "our manager" and "our managers". These references obfuscate the important distinctions between the authority and duties of the Fund's Board of Directors and those of the investment adviser. The actions requested by the Proposal are a subject for consideration only by the Board of Directors of the Fund, who must respond to the Proposal solely in the light of the best interests of the Fund. The actions are not a subject over which the investment adviser has any authority or responsibility, and the preservation of the investment adviser's asset-based management fees is in no way relevant to the deliberations of the Fund's Board. The directors of the Fund take their statutory duties very seriously, and are not controlled or influenced by the investment adviser in the exercise of those duties. The Proposal is deliberately or carelessly drafted to give the false and misleading impression that the Fund is managed by and for the benefit of the investment adviser and thereby obscure the critical differences in the responsibilities and powers of the Board and the investment adviser over the management of the Fund.

The imagery throughout the third paragraph of the Proposal is further evidence of the Proponent's provocative and inflammatory intent, ever implying the deceptive tactics used, or to be used, by the Fund: in the space of a few lines, the reader sees "trick", "tricked", "whitewash", "confuse" and "gullible". We are told that "[i]nstead" of "admit[ting]" the 'news story' quotation, "our manager may have to borrow a trick from Tom Sawyer." Comparing a Tom Sawyer tale to a closed-end fund offering counter-arguments to an open-ending proposal is a feeble analogy at best. However, the Proponent uses it to stick "our manager" with the Hobson's Choice of either endorsing a flawed quotation or tricking the Fund's shareholders. 'Tom Sawyer' affords the Proponent the opportunity to imply that the Fund, its Board and/or its investment adviser would resort to "trick[ing]" and "whitewash[ing]" Fund shareholders believed to be "gullible", if the Fund does not to agree unqualifiedly with the Proposal. The Proponent's unfounded accusations are summed up in perhaps the single most inflammatory and provocative sentence in the Proposal: "Our managers and our Board may try to use a similar strategy to confuse shareholders."

The Fund believes that the statements made in the second and third paragraphs of the Proposal, as discussed above, constitute clear violations of Rule 14a-9, which prohibits material in proxy solicitations which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation. (*See* Note (b) to Rule 14a-9.)

The Fund believes that several no-action letters support the views stated herein. *See* The Swiss Helvetia Fund, Inc. (avail. Mar. 6, 2001) (Commission staff concurred with the fund that the proponent's statement that fund directors should try not to breach their fiduciary duties was in violation of Rule 14a-9 and the fund could exclude the entire proposal under Rule 14a-8(i)(3)); Phoenix Gold International, Inc. (avail. Nov. 21, 2000) (misleading to assert that a proposal will give an opportunity to elect a truly independent director, because proposal implied current directors were not independent); and CCBT Bancorp, Inc. (avail. Apr. 20, 1999) (supporting statement that board of directors violated their fiduciary duty may be deleted under Rule 14a-8(i)(3) because it violates Rule 14a-9).

* * *

For the reasons set forth above, we respectfully request that you concur that the Proposal may be properly omitted from the Fund's Proxy Statement and request confirmation that the Commission staff will not recommend that the Commission take action by reason of the omission of the Proposal from the Proxy Statement. If the staff does not agree that the Proposal may be omitted in its entirety, we request that the Fund be permitted to exclude the supporting statement or require the supporting statement to be revised to correct or delete the false and misleading statements identified above.

If the staff has any questions or would like to discuss this letter, please contact John E. Baumgardner, Jr. of this firm at 212-558-3866 or the undersigned at 202-956-7550.

Sincerely,

Paul J. McElroy

(Attachment)

cc: Opportunity Partners L.P., c/o Phillip Goldstein

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

October 1, 2003

Peter Hooper, Chairman
The New Ireland Fund, Inc.
C/0 PFPC Inc.
101 Federal Street
6th Floor
Boston, Massachusetts 02110

Dear Mr. Hooper:

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. We have beneficially owned shares of The New Ireland Fund, Inc. (the "Fund") valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting.

RESOLVED: The shareholders of The New Ireland Fund (the "Fund") request the Board of Directors to promptly take the steps necessary to open end the Fund or otherwise enable shareholders to realize net asset value ("NAV") for their shares.

Supporting Statement

The Fund has traded at a double-digit discount to its net asset value ("NAV") for a long time. On September 30, 2003, the discount stood at 18.7%. That means that a shareholder wishing to sell shares would only receive $12.43 per share. If the Fund were open-ended, he would receive the NAV or $15.28 per share.

Since $15.28 is so much more that $12.43, open-ending the Fund means a higher stock price for every shareholder. Yet, we would not be surprised if management opposes it. Why? A Dow Jones news story a few years back revealed what we think is the reason: "It gives shareholders a way to get out at a profit, and so threatens the company's management fees." But what manager is going to admit that?

Instead, our manager may have to borrow a trick from Tom Sawyer. Do you remember how Tom got his friends to whitewash Aunt Polly's fence? He tricked them into believing that it was fun, not a chore. Our managers and our Board may try to use a similar strategy to confuse shareholders. Think about it this way. If somebody offered to buy your shares at NAV today, would you like that? Of course you would! Well, if the Fund open-ends, you can sell your shares at NAV at any time. Our managers can't deny that open-ending will increase the value of your shares so they need to convince you that you are better off owning a stock worth $12.43 than one worth $15.28. We are betting that you are not as gullible as Tom Sawyer's friends.

If we are right and if you would like to see the Fund's discount eliminated, we urge you to vote in favor of this proposal.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner

Received, 2/18/04 OCC

Opportunity Partners L.P., 60 Heritage Drive. Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258 oplp@optonline.net

February 9, 2004

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

The New Ireland Fund, Inc. (the "Fund") – Rule 14a-8 Proposal

Ladies and Gentlemen:

We received a copy of a tirade in the form of a letter dated February 3, 2004 from Paul J. McElroy of Sullivan & Cromwell LLP, counsel to the Fund to you seeking no action assurance if the Fund excludes from its proxy materials our rule 14a-8 proposal requesting "the Board of Directors to promptly take the steps necessary to open end the Fund or otherwise enable shareholders to realize net asset value ("NAV") for their shares." Mr. McElroy contends that our supporting statement is contrary to rule 14a-9. The Fund's request should be denied because it is (a) untimely and (2) without merit.

Mr. McElroy's letter is a good example of the ancient lawyer's aphorism: "If you don't have the facts, argue the law. If you don't have the law, argue the facts. If you don't have either the facts or the law, pound on the table." Normally, this doesn't sway justice one bit, but it convinces the client[1] that the lawyer is doing a great job.

Even if Mr. McElroy's argument had any merit, the Fund's request should be denied because it is untimely. Section G.5 of Division of Corporation Finance Legal Bulletin No. 14 (July 13, 2001) dealing with eligibility and procedural issues states: "Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response." Our proposal was submitted on October 1, 2003. The Fund never contacted us to discuss our proposal. Had it done so, it is possible that an agreement could have been reached. Instead, it waited four months to submit a no action request. As explained in Section G.6. of Legal Bulletin No. 14, "[The Commission's staff receives] the heaviest volume of no-action requests between December and February of each year." Granting the Fund no action relief at this late date will only encourage other companies to ignore Bulletin No. 14's guidance instead of making a good faith effort to resolve their differences with shareholder proponents.

[1] Here, the "client" seems to be the Fund's board of directors and/or the investment advisor, not the shareholders who would be prevented from voting on our proposal in the unlikely event that Mr. McElroy's rhetorical table pounding is successful.

Frankly, we were a bit taken aback by Mr. McElroy's vitriolic attack on our routine supporting statement. He hyperventilates for more than three pages about statements in our supporting statement that he alleges are "false and misleading." For example, although our entire supporting statement is only 289 words and can be read aloud in about 60 seconds, he asserts that a quotation from a Dow Jones story "is but one example in a *long list of ways* in which the Proponent attempts to blur the distinction between the Fund and its Board of Directors, on the one hand, and the Fund's investment advisor, on the other hand." (emphasis added) Ironically, in the preceding sentence. Mr. McElroy commits the same sin: "The Fund strongly believes that this insidious suggestion impugns the character and integrity of the Fund's investment advisor, as well as that of the Fund's Board of Directors . . . ." Does a Fund really have opinions?

Based on his letter, parts of which border on the delusional, Mr. McElroy is ultrasensitive to perceived offenses that other people might never notice (on behalf of his "client" of course). Hopefully, he did not watch Janet Jackson's halftime performance at the Super Bowl because he might have suffered cardiac arrest. If Mr. McElroy really wants to get upset, he might consider these quotations:

- Investment advisers typically dominate the funds they advise. -- *See* SEC, Report on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337. 89th Cong., 2d. Sess. 12, 127, 148 (1966) ["Public Policy Report"] (stating that funds generally are formed by their advisers and remain under their control. and that advisers' influence permeates fund activities); Wharton School of Finance and Commerce, A Study of Mutual Funds, H.R. Rep. No. 2274, 87th Cong.. 2d Sess. 463 (1962) ["Wharton Report"] (discussing the dominant position of advisers in the control of funds and the infrequency with which funds have a separate existence from their advisers); *see also* Clarke Randall, *Fiduciary Duties of Investment Company Directors and Management Companies Under the Investment Company Act of 1940*, 31 Okla. L. Rev. 635, 636 (1978) ("The adviser's control and influence over the fund is very nearly total."): In the Matter of Steadman Security Corporation, Investment Company Act Release No. 9830 [1977 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 81,243, at n.81 (Jun. 29, 1977) ("[T]he investment adviser almost always controls the fund.").[2]

- Over the past decade or more, at too many companies, the chief executive position has steadily increased in power and influence. In some cases, the CEO had become more of a monarch than a manager. Many boards have become gradually more deferential to the opinions, judgments and decisions of the CEO and senior management team. This deference has been an obstacle to directors'

[2] Release No. 34-41987, Proposed Rule on the Role of Independent Directors of Investment Companies, October 15, 1999, Footnote No. 10 and related text

ability to satisfy the responsibility that the owners -- the shareholders -- have delegated and entrusted to them.[3]

- It also was no big secret that corporate boards rubber-stamped management decisions, stomping shareholders in the process.[4] Abuses were left unchecked until a rash of accounting scandals led to sweeping reforms in 2002 that redefined the duties of directors.[5]

In any event, nothing in our supporting statement violates rule 14a-9. However, rather than give a point by point refutation of Mr. McElroy's frivolous objections,[6] we refer you to TSC Industries v. Northway, Inc., 426 U.S. 438 (1976):

> The general standard of materiality that we think best comports with the policies of Rule 14a-9 is as follows: An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. This standard is fully consistent with Mills' general description of materiality as a requirement that "the defect have a significant propensity to affect the voting process." It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused the reasonable investor to change his vote. What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

While Mr. McElroy is quick to defend his "client" by asserting, "The directors of the Fund take their statutory duties very seriously and are not controlled or influenced by the investment advisor in the exercise of those duties." that does not make it so. The Commission itself recently expressed concern about whether, in light of the revelations of widespread corruption in the mutual fund industry, fund directors are failing to fulfill their role as independent watchdogs of the investment advisor and has proposed rules that "are designed to enhance the independence and effectiveness of fund boards and to improve their ability to protect the interests of the funds and fund shareholders they serve."[7]

---

[3] Remarks of SEC Chairman William H. Donaldson at the 2003 Washington Economic Policy Conference, Mar. 24, 2003

[4] Maybe this was a big secret to Mr. McElroy.

[5] "How Hazards For Investors Get Tolerated year After Year," By Susan Pulliam, Susanne Craig and Randall Smith, Wall Street Journal, February 6, 2004

[6] However, we note that the fact that the board authorized engaging Mr. McElroy's firm to prepare an attack letter before attempting to engage us in discussion suggests a lack of good faith that would be consistent with their fiduciary duty.

[7] Release No. IC-26323, Proposed Rule on Investment Company Governance, January 15, 2004: ("The Investment Company Act relies heavily on fund boards of directors to manage conflicts of interest that the fund adviser inevitably has with the fund. The effectiveness of a fund board and the influence of its independent directors depend on both the quality of the directors and the governance practices they adopt. Our concern is that in many fund groups, including some of the fund complexes that have been the subject of our enforcement cases, the fund

More important, Mr. McElroy does not explain how anything we said or omitted will materially adversely alter the "total mix" of information that shareholders will ultimately have available to them before they vote. When we submitted our proposal, we did not know whether, in responding to it, the directors would be influenced by the investment advisor – and we still don't know. Based on our reading of many responses to similar proposals by boards of other closed-end funds over the years, we tried to anticipate a likely response by the Fund's board by saying: "Our manager *may* have to borrow a trick from Tom Sawyer." (emphasis added) It is premature to determine whether any statement we made or omitted, even if false or misleading on its own, will alter the "total mix" of information shareholders will have because a vital element of that "total mix" is the board's response to our proposal. However, if the board determines to provide the shareholders with a fair and balanced discussion of our proposal consistent with its fiduciary duty, we are willing to dispense with our supporting statement entirely.

Finally, in light of Mr. McElroy's complaint that our 289-word supporting statement is replete with "imagery" he calls "provocative and inflammatory,"[8] we refer you to a trademark infringement case, Mattel, Inc. v. MCA Records, Inc., 296 F.3d 894, 908 (9th Cir. 2002) in which tempers arguably ran hotter than even Mr. McElroy's. In dismissing a counterclaim by MCA for defamation based on Mattel's use of the words "bank robber," "heist," "crime" and "theft," Circuit Judge Alex Kozinski wrote: "In context, all these terms are nonactionable 'rhetorical hyperbole.' The parties are advised to chill." (citation omitted) Mr. McElroy should consider advising his "client" to do the same.

Very truly yours,

Phillip Goldstein
Portfolio Manager

cc: Paul J. McElroy

---

adviser exerts a dominant influence over the board. Because of its monopoly over information about the fund and its frequent ability to control the board's agenda, the adviser is in a position to attempt to impede directors from exercising their oversight role. In some cases, boards may have simply abdicated their responsibilities, or failed to ask the tough questions of advisers; in other cases, boards may have lacked the information or organizational structure necessary to play their proper role.

Management-dominated boards may be less likely to effectively undertake the many important responsibilities assigned to them. The breakdown in fund management and compliance controls evidenced by our enforcement cases raises troubling questions about the ability of many fund boards, as presently constituted, to effectively oversee the management of funds.") (footnotes omitted)

[8] Mr. McElroy cites the words "trick", "tricked", "whitewash", "confuse", and "gullible".